PHL Variable Insurance Company

One American Row

Hartford, CT 06102-5056

April 13, 2010

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PHL Variable Insurance Company
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
File No. 333-137802, SEC Accession No. 0001193125-10-081674
Request for Withdrawal of Post-Effective Amendment to the Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, PHL Variable Insurance Company (the “Company”) hereby respectfully requests the withdrawal of the above-referenced post-effective amendment to the registration statement, filed with the Securities and Exchange Commission on April 12, 2010.

The post-effective amendment to the registration statement was filed in connection with an offering of interests in a contingent group deferred annuity contract and, inadvertently, did not reflect the signatures of all necessary signatories. No securities were sold in connection with the post-effective amendment to the registration statement.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact Kate Johnson at (860) 403-6486 or me at (860) 403-6625.

Very truly yours,

/s/ Kathleen A. McGah

Vice President and Assistant Secretary